UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the interim unaudited condensed consolidated financial statements, and the accompanying notes thereto, for the six months ended June 30, 2026, of Global Ship Lease, Inc. (the “Company”).

Attached as Exhibit 99.2 is a copy of the amended and restated Form of Technical Management Agreement by and between Technomar Shipping Inc. and each of the vessel-owning subsidiaries of the Company. Attached as Exhibit 99.3 is a copy of the amended and restated Form of Commercial Management Agreement by and between Conchart Commercial Inc. and each of the vessel-owning subsidiaries of the Company.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509 and 333-290461) and on Form S-8 (File Nos. 333-258992, 333-264113 and 333-294357).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(Registrant)
Date: August 6, 2026
	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer